Exhibit 1.02

Best Buy Co., Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This Conflict Minerals Report for Best Buy Co., Inc. (”Best Buy”, “we”, “us” or “our”) covers the reporting period from January 1st to December 31st, 2013, and is presented in accordance with the Securities Exchange Act of 1934, Rule 13p-1 (the “conflict minerals law”).

This Conflict Minerals Report is filed as Exhibit 1.02 to our Specialized Disclosure Report on Form SD and is also posted on our website at www.bby.com/conflictminerals.

Introduction
The Democratic Republic of the Congo (DRC) and its adjoining countries have extensive reserves of tin, tantalum, tungsten and gold (known as “3TG”), all of which are commonly used in the manufacturing of many consumer products. Occasionally, these minerals are illegally sourced and traded in the eastern DRC and surrounding areas by armed groups who are responsible for human rights violations. As such, these minerals are known as “conflict minerals.”

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act specifically relates to conflict minerals and requires manufacturing companies covered under the Act to annually file a Form SD with the United States Securities and Exchange Commission (SEC) to disclose whether the 3TG used in their products directly or indirectly benefitted armed groups in the DRC. This Conflict Minerals Report, which is an exhibit to our Specialized Disclosure Report on Form SD, describes the design of our conflict minerals due diligence measures and provides an account of how these measures were implemented in 2013 to determine, to the best of our ability, the source mines, the country of origin and the facilities used to process the minerals used in our Best Buy Exclusive Brands (“ExB”) products.

Historically, we have had very limited engagement with parties beyond the first-tier suppliers in our ExB supply chain. Consequently, identifying, with certainty, the smelters, refiners and recyclers and the source of the materials they process is a significant challenge. One way we seek to address this challenge is by participating in and, in some cases, leading collaborative industry efforts that seek to gather accurate data about the sources of 3TG and to ensure a supply chain in which human rights abuses do not exist.

Part 1: Due Diligence

To determine to the best of our ability the source and chain of custody of 3TG necessary to the functionality and/or production of ExB products, we conducted substantial due diligence on our supply chain. Our due diligence measures were developed to ascertain if the minerals originated from the DRC or an adjoining country and, if so, whether non-state armed groups directly or indirectly benefitted as a result.

Design of our Due Diligence Measures
Our due diligence process is designed to conform, in all relevant material aspects given our position in the supply chain, to the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition and the Supplements on Tin, Tantalum, Tungsten and Gold (“OECD Guidance”), an internationally recognized due diligence framework. In accordance with the 5-step OECD Guidance, the 2013 design of our due diligence includes, but is not limited to, the following:

1.	Establishment of a strong company management system through:

◦	The adoption of a Conflict Minerals Policy;

◦	The implementation of a conflict minerals governance structure;

◦	The development of a system of transparency and controls over the mineral supply chain; and

◦	Strengthened engagement with our suppliers.

2.	Identification and assessment of risks by:

◦	Identifying relevant first-tier suppliers to engage in our due diligence efforts;

◦	Determining a reasonable engagement approach to gather conflict mineral sourcing information;

◦	Requesting information from relevant suppliers on the source and chain of custody of conflict minerals;

◦	Reviewing and validating smelter information provided by suppliers; and

◦	Comparing the smelters identified by our suppliers against lists of smelters certified as conflict free, including the Conflict Free Smelter Program and the London Bullion Market Association.

3.	Responding to identified risks by:

◦	Reporting to senior management the findings derived from our due diligence efforts;

◦	Designing and implementing training for relevant first tier suppliers to improve their systems of transparency and control; and

◦	Devising and adopting a risk management strategy that seeks to ensure conflict minerals in the ExB supply chain are DRC conflict-free.

4.	Auditing supply chain due diligence via:

◦	Our support for an industry-developed audit program that is administered by independent, third-party auditors.

5.	Reporting on due diligence through:

◦	Our Specialized Disclosure Report on Form SD and Conflict Mineral Report filed with the SEC; and

◦	Inclusion of conflict minerals content in our annual Corporate Responsibility and Sustainability report.

Due Diligence Measures Performed
We are working with consumer electronics and retail industry peers in an effort to ensure that the implementation of our due diligence process is aligned with the OECD Guidance and complementary to the industry approach. The primary objective of this alignment is to maximize the efficiency and effectiveness of our efforts to identify relevant smelters and refiners and encourage their participation in the Conflict Free Sourcing Initiative’s (CFSI) Conflict-Free Smelter Program (CFSP). In parallel with industry collaboration, we conducted, in accordance with the OECD Guidance, the due diligence measures described below on the source and chain of custody of necessary 3TG used in our ExB supply chain.

Establishment of a strong company management system
We adopted a conflict minerals policy that sets ExB commitments regarding the sourcing of conflict minerals, including aligning with the OECD Guidance, supporting industry efforts, and seeking to avoid sourcing 3TG that directly or indirectly benefit non-state armed groups. The policy also sets expectations for our ExB suppliers including their application of relevant aspects of the OECD Guidance, supporting our efforts to identify smelters and refiners, and, when available, sourcing 3TG from smelters and refiners certified as conflict free. Our policy can be found at www.bby.com/companypolicies.

In addition, we established a conflict minerals governance structure that includes an operations team, an advisory team and an executive committee that includes senior executives from our Legal, External Reporting, Communications, Public Affairs, Corporate Responsibility and Global Sourcing departments.

In order to develop a system of transparency and control over the mineral supply chain, we provided the EICC/GeSI Conflict Mineral Reporting Template (CMRT) to 100% of our active first-tier ExB suppliers to gather information about their use of 3TG, their mineral sourcing practices and the smelters and refiners in their supply chain. We elected to use the CMRT, as it is the most commonly used tool in both the retail and electronics industries, thus easing the potential confusion and burden for our suppliers. One hundred percent of our active first-tier ExB suppliers (i.e., those suppliers in which we have a direct relationship) completed and returned the CMRT. In addition to the CMRT, we sought to increase control measures by including expectations for conflict mineral sourcing transparency in agreements with our suppliers.

To strengthen the engagement with our first-tier ExB suppliers, we provided, via a letter, information about the conflict minerals law and their role in helping us comply. We also provided training material on how to support the Best Buy due diligence efforts by completing the CMRT. Finally, we engaged a third-party resource to provide support to our suppliers and respond to their inquiries, so they could complete the CMRT properly.

Conflict Mineral Program Key Performance Indicator	Percentage
Percent of first-tier ExB suppliers who have been educated	100%
Percent of 3TG products that have had their supply chains surveyed	100%
Percent of first-tier ExB suppliers who returned a CM reporting template	100%

Identify and assess risks
We chose to engage 100% of our active first-tier ExB suppliers in our due diligence efforts, in part, based on the widespread use of 3TG, in particular, tin. As such, we worked with our suppliers in order to make a more definitive determination as to the presence of necessary 3TG in our ExB products. Given our position in the supply chain, we relied heavily on our first-tier suppliers to provide information about the sources of 3TG used in our products and to identify whether those sources may be from the DRC or an adjoining country.

To review and validate information provided by suppliers, we established a process that includes an assessment of the completeness and reasonableness of the information and steps to validate the alleged smelters/refiners provided. We then reviewed the data to determine if there were any risks that indicated a need to gather more detailed information or that smelters in our supply chain may have been sourcing from a covered country leading us to conduct further due diligence.

Respond to identified risks
We conducted our first round of conflict minerals sourcing data collection in the third quarter of 2013. After assessing the data, we reported to senior management on the findings derived from our country of origin inquiry and due diligence efforts. This pattern was repeated after the second round of data collection, which was conducted in the first quarter of 2014.

In terms of our risk management strategy, we are seeking ways to develop a more rigorous approach to data collection. To that end, one step we intend to take is to conduct additional face-to-face training for our first-tier suppliers in order to improve their systems of transparency and control and, subsequently, the quality and reliability of the data they provide. We are also devising new ways to more clearly communicate our request for data to entities further up the supply chain.

Audit supply chain due diligence
We do not have a direct relationship with any smelters or refiners in our supply chain and, as a result, we do not conduct audits. Instead, as directed by the OECD Guidance, we participate and contribute to the development and implementation of an effective smelter audit program through our membership in the CFSI, which administers the Conflict Free Smelter (CFSP) audit program. We also work with industry peers to create leverage that is used to encourage smelters to subject their due diligence efforts to a CFSP audit. Furthermore, we also support the CFSP through a monetary donation to the Conflict Free Smelter fund, which covers the audit costs for smelters and refiners who successfully complete their first audit.

The CFSP conducts independent third-party audits that seek to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. We support many CFSI activities through our participation on several work groups and task forces. In particular, we are a member of the Smelter Engagement Team, which researches and validates alleged smelters and conducts coordinated outreach to encourage smelters to participate in the CFSP.

Report on due diligence
In 2014, our public disclosures regarding conflict mineral sourcing includes this Specialized Disclosure Report on Form SD and this Exhibit 1.01 Conflict Minerals Report filed with the SEC. The Conflict Minerals Report is also available on our website at www.bby.com/conflictminerals. In addition, we are including information on our conflict minerals due diligence efforts in our fiscal 2014 Corporate Responsibility and Sustainability report, which will be released in the summer of 2014.

Future Steps to Optimize Our Due Diligence Efforts
Best Buy is committed to being a socially and environmentally responsible corporation and this commitment extends throughout the length of our value chain, from the sourcing of raw material to the proper recycling of products. We recognize that this commitment is a journey and one that we cannot take on our own. This challenge is further complicated given the complexity of our supply chain, which is, in essence, in a constant state of flux. As a result, we will continue to focus our efforts on collaborating with both the retail and consumer electronic industries to improve the systems of transparency and control in our supply chain. We will also increase our engagement with relevant first-tier suppliers in order to build their capacity so they are able to provide more complete and accurate information on the source and chain of custody of conflict minerals in our ExB supply chain and, furthermore, to impress upon them our expectation that they apply the OECD Guidance in good faith.

Additional steps we will take in 2014 include:

•	Providing face-to-face training for relevant first-tier ExB suppliers on conflict mineral reporting and the OECD Guidance

•	Designing and implementing an improved communication and data gathering process to increase the quality of data received from our ExB suppliers

•	Adding transparency and conflict mineral reporting expectations to our private label supplier contracts

•	Increasing our efforts to validate and engage smelters in the Conflict Free Smelter Program

Part 2: Product Description

We conducted the due diligence process described above in order to ascertain source and chain of custody information for the necessary 3TG in our ExB supply chain. Based on our due diligence process and the subsequent information we gathered, we are unable to determine the origin of the 3TG used in our products and whether non-state armed groups directly or indirectly benefitted. These results are not unexpected given the systems of transparency and control that have been developed thus far in the supply chains of the consumer electronic, retail, manufacturing, mining and smelting industries. As those systems mature and become more sophisticated, we anticipate increased clarity as to the source and chain of custody of the 3TG used in our ExB supply chain. This clarity will allow us to take additional steps, both directly and indirectly through leverage created via the consumer electronic and retail industries, in our effort to ensure our ExB supply chain is free of human rights abuses.

The vast majority of the responses received from suppliers provided data at a company level or were unable to specify the smelters or refiners used in their supply chain. We are therefore unable to validate that any of the smelters or refiners provided by our suppliers are actually in our supply chain. As we are unable to verify the source and chain of custody of the necessary 3TG in our ExB supply chain, we have elected not to present in this report the smelter and refinery names provided by our suppliers. That said, we have not identified a supplier, smelter or refiner which we have reason to believe may be sourcing from the DRC or an adjoining country and, directly or indirectly, benefitting non-state armed groups.

Description of the efforts to determine mine location
In 2013, the primary focus of our due diligence on the source and chain of custody of the necessary conflict minerals in the ExB supply chain was on the collection and assessment of the data gathered, consolidated and provided by our direct first-tier suppliers. Late in 2013, we began to expand our focus to include verification of the alleged smelters identified by our suppliers and outreach to known smelters in order to encourage their participation in the CFSP. It is through the CFSP audits that we expect to gather the necessary information to determine the mine location.

Product Category
Audio Products and Accessories
Video Products and Accessories
Mobile Phones Accessories
Computing and Accessories
Video Gaming Accessories
Office and Household Products
Cameras and Accessories

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